Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191053

PROSPECTUS SUPPLEMENT

(to Prospectus dated September 9, 2013)

56,300,797 Shares

SunEdison, Inc.

Common Stock

This prospectus supplement relates to the sale, in one or more offerings, of up to 56,300,797 shares of our common stock, par value $0.01 per share, to be issued to or that may be acquired through the exercise of rights under certain instruments governing our securities as further described herein by, the selling shareholders named in this prospectus supplement. We provide more information about the selling shareholders and the related transactions in the section titled “Selling Shareholders” on page S-2 of this prospectus supplement.

The selling shareholders identified in this prospectus supplement may sell shares from time to time on or off The New York Stock Exchange (the “NYSE”) in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the selling shareholders, see the section entitled “Plan of Distribution” on page S-8. We are not offering any securities pursuant to this prospectus supplement, and we will not receive any proceeds from the offering.

Our common stock are traded on the NYSE under the symbol “SUNE.” This prospectus supplement should be read in conjunction with, and may not be delivered or used without, the prospectus. This prospectus supplement is qualified by reference to and the information incorporated by reference in the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained or incorporated by reference in the prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of the prospectus, and under similar headings in the other documents that are incorporated by reference into the prospectus or are filed after the date hereof.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 7, 2016.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we or the selling shareholders may sell any combination of the securities described in the prospectus and any accompanying prospectus supplement in one or more offerings from time to time.

This prospectus supplement describes the terms of the offerings by the selling shareholders and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The accompanying prospectus, dated September 9, 2013, including the documents incorporated by reference therein, provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference into the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement. You should read this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, in their entirety before making an investment decision.

Neither we nor the selling shareholders have authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus or in any information we have incorporated by reference is accurate as of any date other than the date on the front of such documents.

Unless the context indicates otherwise, as used in this prospectus supplement: (i) the “Company,” “us,” “we,” “our” and “SunEdison” refer to SunEdison, Inc. and its consolidated subsidiaries and their respective predecessors; and (ii) “our common stock” refers to the common stock of SunEdison, Inc.

SELLING SHAREHOLDERS

On January 6, 2016, we entered into a number of exchange transactions exempt from the registration requirements of the federal securities laws to exchange certain of our existing convertible notes for $225 million aggregate principal amount of 5% Guaranteed Convertible Senior Secured Notes due 2018 (the “new convertible notes”), and exchange certain of our existing convertible notes and/or convertible preferred stock for a certain number of shares of our common stock (the “exchange common stock”). In addition, in connection with entering into a senior secured second lien credit facility, we plan to issue to the parties designated therein warrants to purchase shares of our common stock. The new convertible notes, the exchange common stock and the warrants will be issued and delivered to the participating investors on January 11, 2016.

In connection with the above mentioned transactions, we have entered into a Registration Rights Agreement, dated as of January 6, 2016, by and among the Company and various participating investors, pursuant to which we have provided certain registration and other rights with respect to the exchange common stock and the common stock issuable to such persons upon the conversion of the new convertible notes or upon the exercise of the warrants. The selling shareholders may from time to time offer and sell pursuant to this prospectus supplement any and all of such shares of common stock.

Set forth below are the names of each selling shareholder, any common stock owned prior to this offering, and the number of shares of exchange common stock and common stock which the notes are convertible into or the warrants are exercisable for, as applicable, each based on the most recent information that we received from each selling shareholder regarding its holdings.

Unless set forth in this section, none of the selling shareholders has had a material relationship with us or, to our knowledge, with any of our predecessors or affiliates within the past three years.

Any or all of the common stock registered hereby and listed below may be offered for sale pursuant to this prospectus supplement by the selling shareholders from time to time. Accordingly, no estimate can be given as to the amount of common stock that will be held by the selling shareholders upon consummation of any particular sale.

Name of selling shareholder	Number of shares of common stock beneficially owned prior to the offering (1)(2)	Number of shares of common stock offered hereby (1)(2)	Number of shares of common stock beneficially owned following the offering (3)	Percentage of outstanding common stock to be beneficially owned following the offering(3)(4)
Candlewood Financial Opportunities Master Fund LP (5)(8)	158,104	158,104	0	0%
Candlewood Financial Opportunities Fund LLC (6)(8)	39,526	39,526	0	0%
Candlewood Special Situations Master Fund Ltd. (7) (8)	9,022,878	9,022,878	0	0%
CWD OC 522 Master Fund Ltd.(7) (8)	6,627,546	6,627,546	0	0%
Flagler Master Fund SPC, Ltd., Class A (7) (8)	1,715,415	1,715,415	0	0%
Flagler Master Fund SPC, Ltd., Class B (7) (8)	444,549	444,549	0	0%
Citigroup Global Markets Inc.	24,050,505	10,429,122	13,621,383	3.6%
683 Capital Partners LP (9)	6,453,370	6,453,370	0	0%
Corbin Opportunity Fund, L.P. (10)	276,682	276,682	0	0%
Fort George Investments, LLC (10)	118,578	118,578	0	0%
Cyrus Select Opportunities Master Fund, Ltd. (11)	49,802	49,802	0	0%
Cyrus Opportunities Master Fund II, Ltd. (11)	456,921	456,921	0	0%
Crescent 1, L.P. (11)	142,294	142,294	0	0%
CRS Master Fund, L.P. (11)	141,503	141,503	0	0%
Fifth Street Station LLC	276,682	276,682	0	0%

Manchester Securities Corp.(12)	988,150	988,150	0	0%
The Mangrove Partners Master Fund, Ltd.	2,753,600	2,753,600	0	0%
Lincoln Square Funding ULC	1,448,707	1,448,707	0	0%
JMB Capital Partners Master Fund, L.P.(13)	711,468	711,468	0	0%
Highbridge International LLC (14)	1,150,207	1,150,207	0	0%
Highbridge Tactical Credit & Convertibles Master Fund, L.P. (15)	233,203	233,203	0	0%
Marblegate Special Opportunities Master Fund, L.P. (15)	885,157	524,530	360,627	*
P Marblegate Ltd.(15)	115,370	68,360	47,010	*
Empyrean Investments, LLC (16)	2,371,560	2,371,560	0	0%
Luxor Capital, LLC (17)	2,371,560	2,371,560	0	0%
Investment Partners IV (A), LLC (18)	1,674,914	1,674,914	0	0%
Sainsbury’s Credit Opportunities Fund, Ltd. (18)	82,293	82,293	0	0%
K Special Opportunity Fund L.P. (18)	110,159	110,159	0	0%
Cadbury Hedge Fund Alternatives Portfolio (18)	108,933	108,933	0	0%
Tennenbaum Special Situations Fund IX, LLC (19)	687,752	687,752	0	0%
Tennenbaum Special Situations IX-O, L.P.(19)	171,938	171,938	0	0%
Tennenbaum Special Situations IX-C, L.P.(19)	128,460	128,460	0	0%
Tennenbaum Heartland Co-Invest, LP (19)	434,786	434,786	0	0%
Tennenbaum Senior Loan Fund II, LP	138,341	138,341	0	0%
Tennenbaum Senior Loan Fund V, LLC	79,052	79,052	0	0%
Greenlight Capital Qualified, LP (20)	3,530,532	728,170	2,802,362	*
Greenlight Capital, LP (20)	615,257	126,626	488,631	*
Greenlight Capital Offshore Partners (20)	9,696,819	1,351,286	8,345,533	*
Greenlight Reinsurance Ltd. (20)	3,468,147	480,423	2,987,724	*
Greenlight Capital (Gold), LP (20)	2,451,706	506,496	1,945,210	*
Greenlight Capital Offshore Master (Gold) Ltd (20)	3,865,493	516,850	3,348,643	*
Total	90,247,920	56,300,797	33,947,123

*	Represents beneficial ownership of less than one percent of our outstanding shares of common stock

(1)	Assumes the transactions described in the “Selling Shareholders” section were consummated on January 6, 2015 and that the selling shareholders have converted all of the new convertible notes that had been priced and exercised all of the warrants on January 6, 2016. However, the selling shareholders may not convert the new convertible notes or exercise the warrants in the future.
(2)	Assumes conversion of all of the new convertible notes at a conversion rate of 133.333 shares of common stock per $1,000 principal amount and exercise of all of the warrants at an exercise price of $0.01. The conversion rate and the number of shares of common stock that may be purchased upon exercise of the warrants are subject to adjustment. As a result, the number of shares of common stock issuable upon conversion of the new convertible notes or exercise of the warrants may increase or decrease in the future.
(3)	Since we do not have the ability to control how many, if any, of their shares each of the selling shareholders listed above will sell, we have assumed that the selling shareholders will sell all of the shares offered herein for purposes of determining how many shares they will own after the offering and their percentage of ownership following the offering.
(4)	Based on 316,936,198 shares of common stock outstanding as of January 5, 2016, assuming the selling shareholders have converted all of the new convertible notes that had been priced and exercised all of the warrants. In computing the number of shares of common stock beneficially owned by the selling shareholder and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
(5)	Candlewood Investment Group Financial Advisors, LLC (“CIGFA”), the investment manager of the selling shareholder, has exclusive voting and investment power over securities held by the selling shareholder and therefore may be deemed to beneficially own such securities. Michael Lau, as the Chief Executive Officer of CIGFA and with investment discretion for the selling shareholder, may be deemed to exercise voting and investment power over the securities held by the selling shareholder and therefore may be deemed to beneficially own such securities. Candlewood Financial Opportunities General, LLC (CFOG the “GP” or the “Managing Member,” as applicable) is the general partner or the managing member of the selling shareholder and thus may be deemed to have voting and investment power over the securities held by the selling shareholder. CFOG the GP/Managing Member may therefore be deemed to beneficially own such securities. Michael Lau is the managing member of CFOG the GP/Managing Member and may be deemed to exercise voting and investment power over the securities held by the selling shareholder as the managing member of CFOG the GP/Managing Member and therefore may be deemed to beneficially own such securities. Mr. Lau disclaims beneficial ownership of such securities.
(6)	CIGFA, the investment manager of the selling shareholder, has exclusive voting and investment power over securities held by the selling shareholder and therefore may be deemed to beneficially own such securities. Michael Lau, as the Chief Executive Officer of CIGFA and with investment discretion for the selling shareholder, may be deemed to exercise voting and investment power over the securities held by the selling shareholder and therefore may be deemed to beneficially own such securities. CFOG is the managing member of the selling shareholder and thus may be deemed to have voting and investment power over the securities held by the selling shareholder. CFOG may therefore be deemed to beneficially own such securities. Michael Lau is the managing member of CFOG and may be deemed to exercise voting and investment power over the securities held by the selling shareholder as the managing member of CFOG and therefore may be deemed to beneficially own such securities. Mr. Lau disclaims beneficial ownership of such securities.

(7)	Candlewood Investment Group, LP (“CIG”), the investment manager of the selling shareholder, has exclusive voting and investment power over securities held by the selling shareholder and therefore may be deemed to beneficially own such securities. Michael Lau, David Koenig, Phil DeSantis and John Weiss, as Managing Partners of CIG and with investment discretion for the selling shareholder, may be deemed to exercise voting and investment power over the securities held by the selling shareholder and therefore may be deemed to beneficially own such securities. Mr. Lau, Mr. Koenig, Mr. DeSantis, and Mr. Weiss each disclaim beneficial ownership of such securities.
(8)	Candlewood Financial Opportunities Master Fund, LP, Candlewood Special Situations Master Fund, Ltd, CWD OC 522 Master Fund, Ltd., Flagler Master Fund SPC Ltd., on behalf of and for the account of the Class A Segregated Portfolio, Flagler Master Fund SPC Ltd., on behalf of and for the account of the Class B Segregated Portfolio, Candlewood Financial Opportunities Fund, LLC, CFOG the GP/Manager Member, CIGFA and CIG Candlewood Investment Group, LP are affiliated entities and, together with any natural persons deemed to exercise voting and investment power for such entities, may be deemed to be a “group” within the meaning of Section 13(d) of the Exchange Act (collectively, the “Candlewood Group”). Assuming the entities in the Candlewood Group are deemed to be a “group” within the meaning of Section 13(d), the Candlewood Group would beneficially own 0 shares common, or 0% of our outstanding common stock, following the offering.
(9)	683 Capital Management, LLC, the investment manager of the selling shareholder, has exclusive voting and investment power over securities held by the selling shareholder and therefore may be deemed to beneficially own such securities. Ari Zweiman as the managing member of 683 Capital Management, LLC with investment discretion for the selling shareholder, may be deemed to exercise voting and investment power over the securities held by the selling shareholder and therefore may be deemed to beneficially own such securities. Mr. Zweiman disclaims beneficial ownership in such securities except to the extent of his pecuniary interest therein.
(10)	Corbin Capital Partners, L.P. the investment manager of the selling shareholder, has exclusive voting and investment power over securities held by the selling shareholder and therefore may be deemed to beneficially own such securities.
(11)	Reflects 456,921 shares held directly by Cyrus Opportunities Master Fund II, Ltd (“COMF II”), 49,802 shares held directly by Cyrus Select Opportunities Master Fund, Ltd. (“CSOM”), 142,294 shares held directly by Crescent 1, L.P. (“CRES”) and 141,503 shares held directly by CRS Master Fund, L.P. (“CRS,” together with COMF II, CSOM and CRES are collectively referred to herein as the “Cyrus Funds”). Cyrus Capital Partners, L.P. (“Cyrus Capital”) is the investment manager of the Cyrus Funds and the investment manager. Cyrus Capital Partners GP, L.L.C (“Cyrus GP’) is the general partner of Cyrus Capital and the managing member of Cyrus Advisors (hereinafter defined). Cyrus Capital Advisors, L.L.C (“Cyrus Advisors”) is the general partner of CRES and CRS. Mr. Stephen C. Freidheim is the sole owner of Cyrus GP and is the Chief Investment Officer of Cyrus Capital and has sole voting and dispositive power over the Shares held by the Cyrus Funds. Each of Mr. Freidheim, Cyrus Capital, Cyrus GP and Cyrus Advisors disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.
(12)	Securities held directly by Manchester Securities Corp. (“Manchester”), a wholly-owned subsidiary of Elliott Associates, L.P. (“Elliott Associates”). Paul E. Singer, Elliott Capital Advisors, L.P., a Delaware limited partnership which is controlled by Mr. Singer, and Elliott Special GP, LLC, a Delaware limited liability company which is controlled by Mr. Singer, are the general partners of Elliott Associates. The business address of Elliott Associates is 40 West 57th Street, 30th Floor, New York, New York 10019.
(13)	Smithwood Partners, LLC (“Smithwood Partners”) is the general partner of JMB Capital Partners Master Fund, L.P. (“JMB Master Fund”). Smithwood Advisers, L.P. (“Smithwood Advisers”) is the investment adviser of JMB Master Fund. Smithwood General Partner, LLC (“Smithwood GP”) is the general partner of Smithwood Advisers. Jonathan Brooks is the managing member of each of Smithwood Partners and Smithwood GP. Each of Smithwood Advisers, Smithwood GP, Smithwood Partners and Mr. Brooks, by virtue of their relationships to JMB Master Fund, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the shares directly owned by JMB Master Fund, but each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of Smithwood Partners, Smithwood Advisers, Smithwood GP, JMB Master Fund and Mr. Brooks is 1999 Avenue of the Stars, Suite 2040, Los Angeles, CA 90067.
(14)	Reflects the 1,150,207 shares held by Highbridge International LLC and the 233,203 shares held by Highbridge Tactical Credit & Convertibles Master Fund, L.P., respectively. Highbridge Capital Management, LLC is the investment manager to Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P.
(15)	Reflects 885,157 Shares held directly by Marblegate Special Opportunities Master Fund, L.P. and 115,370 Shares held directly by P Marblegate Ltd. Marblegate Asset Management, LLC is the investment manager of Marblegate Special Opportunities Master Fund, L.P. and P Marblegate Ltd. Marblegate Asset Management, LLC disclaims beneficial ownership of all such securities.

(16)	Reflects 988,150 shares held directly by Empyrean Investments LLC. The managing member of Empyrean Investments LLC is Empyrean Capital Partners, LP.
(17)	Reflects 2,371,560 shares held directly by Luxor Capital, LLC. Luxor Capital Group, LP is the manager of Luxor Capital, LLC. Christian Leone is the principal of Luxor Capital Group, LP.
(18)	The registered holders of the full amount of the referenced shares are Investment Partners IV (A), LLC, Sainsbury’s Credit Opportunities Fund, Ltd., K Special Opportunity Fund L.P. and Cadbury Hedge Fund Alternatives Portfolio. BlackRock, Inc. is the ultimate parent holding company of the investment manager entity that manages the aforementioned funds. On behalf of such investment manager entity, each of Bryan White, David Barenborg, Mark Everett, Mark Woolley, David Matter and Brian Schwartz, each as a managing director of such entities, has voting and investment power over the full amount of the referenced shares. Bryan White, David Barenborg, Mark Everett, Mark Woolley, David Matter and Brian Schwartz each expressly disclaims beneficial ownership of all such shares. The address of the funds, the investment adviser entity and each of Bryan White, David Barenborg, Mark Everett, Mark Woolley, David Matter and Brian Schwartz is 55 East 52nd Street, New York, NY 10055.
(19)	Reflects 79,052 Shares held directly by Tennenbaum Senior Loan Fund V, LLC, 138,341 Shares held directly by Tennenbaum Senior Loan Fund II, LP, 434,786 Shares held directly by Tennenbaum Heartland Co-Invest, LP., 128,460 Shares held directly by Tennenbaum Special Situations IX-C, L.P., 171,938 Shares held directly by Tennenbaum Special Situations IX-O. and 687,752 Shares held directly by Tennenbaum Special Situations Fund IX, LLC. Tennenbaum Capital Partners, LLC disclaims beneficial ownership of all such securities.
(20)	Greenlight Capital, Inc. (“Greenlight Inc.”) is the investment manager for Greenlight Capital Qualified, L.P., Greenlight Capital, L.P. and Greenlight Capital Offshore Partners, and as such after the offering has voting and dispositive power over 2,802,362 shares of common stock held by Greenlight Capital Qualified, L.P., 488,631 shares of common stock held by Greenlight Capital, L.P., and 8,345,533 shares of common stock held by Greenlight Capital Offshore Partners. DME Advisors, LP (“DME Advisors”) is the investment manager for Greenlight Reinsurance, Ltd., and as such after the offering has voting and dispositive power over 2,987,724 shares of common stock held by Greenlight Reinsurance, Ltd. DME Capital Management, LP (“DME Management”) is the investment manager for Greenlight Capital (Gold), LP, and Greenlight Capital Offshore Master (Gold), Ltd., and as such after the offering has voting and dispositive power over 1,945,210 shares of common stock held by Greenlight Capital (Gold), LP and 3,348,643 shares of common stock held by Greenlight Capital Offshore Master (Gold), Ltd. DME Advisors GP, LLC (“DME GP”) is the general partner of DME Advisors and DME Management, and as such after the offering has voting and dispositive power over 8,281,577 shares of common stock. Greenlight Masters, LLC (“GMLLC”) is the investment manager for Greenlight Masters Partners, and as such after the offering has voting and dispositive power over 209,400 shares of common stock. David Einhorn is the principal of Greenlight Inc., DME Advisors, DME Management, DME GP and GMLLC, and as such after the offering has voting and dispositive power over 20,127,503 shares of common stock held by these affiliates of Greenlight, Inc. Mr. Einhorn disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

PLAN OF DISTRIBUTION

The selling shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of their common stock or interests in common stock on any stock exchange, market or trading facility on which the common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of common stock at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock, from time to time, under this prospectus supplement and the accompanying prospectus, or under an amendment to this prospectus supplement and/or the accompanying prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Securities Act”), amending the list of selling shareholders to include the pledgees, transferees or other successors in interest as selling shareholders under this prospectus supplement and the accompanying prospectus. The selling shareholders also may transfer the common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus supplement and the accompanying prospectus.

In connection with the sale of common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions that they assume. The selling shareholders may also sell common stock short and deliver these securities to close out their short positions, or loan or pledge common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of common stock offered by this prospectus supplement and the accompanying prospectus, which common stock such broker-dealer or other financial institution may resell pursuant to this prospectus supplement and the accompanying prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit that they earn on any resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Selling shareholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act may be subject to certain statutory liabilities as underwriters under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus supplement and the accompanying prospectus available to the selling shareholders for the purpose of satisfying any applicable prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the common stock against certain liabilities, including liabilities arising under the Securities Act. In the Registration Rights Agreement, we are obligated to provide customary indemnification to the selling shareholders.

We know of no existing arrangements between any selling shareholder and any broker, dealer, underwriter, or agent relating to the sale or distribution of the shares of common stock offered by this prospectus supplement. We cannot assure you that any such selling shareholder will not transfer, devise or gift the common stock by other means not described in this prospectus. There can be no assurance that any selling shareholder will sell any or all of the common stock pursuant to this prospectus supplement.

56,300,797 shares

SunEdison, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

January 7, 2016